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                              September 21, 2023

       Brian Chesky
       Chief Executive Officer
       Airbnb, Inc.
       888 Brannan Street
       San Francisco, California 94103

                                                        Re: Airbnb, Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 21,
2023
                                                            File No. 001-39778

       Dear Brian Chesky:

              We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A filed April 21, 2023

       Pay Versus Performance Table, page 41

   1. Please ensure that your total shareholder return is calculated in accordance with Item
                                                        402(v)(2)(iv) of
Regulation S-K.
   2.                                                   Your Company-Selected
Measure is the defined term "Stock Price Measure." Please
                                                        ensure the consistent
use of this defined term throughout this section, including in the pay versus performance
chart and the relationship graph at the bottom of page 44.
   3. Refer to the reconciliation table in footnote (2) to your pay versus performance table.
                                                        Regarding the amounts
reflected in the row titled "Year over Year Change in Fair Value of Equity Awards
Granted in Prior Fiscal Years that Vested in the Fiscal Year," it appears that you are disclosing
the difference between the fair value as of the end of the prior fiscal year and the
vesting date, rather than through the end of a year. Please ensure that your table headings
reflect accurately the amounts used to calculate compensation actually paid. Refer to Item
402(v)(2)(iii)(C)(1)(iv) of Regulation S-K.
   4. The graph at the top of page 45 appears to have an incorrect title. Please ensure that the titles of your graphs
match the data presented.
 Brian Chesky
FirstName
Airbnb, Inc.LastNameBrian Chesky
Comapany 21,
September   NameAirbnb,
               2023     Inc.
September
Page 2     21, 2023 Page 2
FirstName LastName
       Please contact Isabel Rivera at 202-551-3518 or Charlie Guidry at 202-551-3621 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program